Exhibit (k)(v)

MADISON COVERED CALL & EQUITY STRATEGY FUND
OPERATING EXPENSE LIMITATION AGREEMENT

This Operating Expense Limitation Agreement (the “Agreement”) is made as of the 2nd day of December, 2024 by and between MADISON COVERED CALL & EQUITY STRATEGY FUND (the “Fund”), a Delaware statutory trust, as may be amended from time to time, and the investment adviser to the Fund, XA INVESTMENTS LLC (the “Adviser”), a Delaware limited liability company with its principal place of business at 321 North Clark Street, Suite 2430, Chicago, Illinois 60654.

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Fund and the Adviser dated as of December 2, 2024, as may be amended from time to time (the “Investment Advisory Agreement”);

WHEREAS, the Adviser and the Fund are also parties to an administrative services agreement dated as of December 2, 2024, as may be amended from time to time (the “Services Agreement”), pursuant to which the Adviser has agreed to provide or arrange to have a third-party provide the Fund with certain services it may require in the ordinary course of its business;

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as defined in Section 2, below) pursuant to the terms and provisions of this Agreement, and the Fund desires to allow the Adviser to implement those limits; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to enter into this Agreement by which the Adviser limits the expenses of the Fund, and, therefore, have entered into this Agreement in order to maintain the Fund’s expense ratio within the Annual Limit (as defined in Section 1, below) for the time period specified herein.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.       LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to waive its management fee and/or reimburse expenses of the Fund to the extent necessary to limit the Fund’s total current Operating Expenses (as defined below) to the annual rate of 1.08% of the Fund’s Managed Assets (as defined below) (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. The Adviser shall have discretion regarding whether expenses will be reimbursed or assumed, on the one hand, or fees will be waived, on the other hand, to satisfy the Annual Limit.

The term “Operating Expenses” is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Adviser’s investment management fee described in the Investment Advisory Agreement, the service fee described in the Services Agreement and any secondary market support fees paid to the Adviser, but does not include any taxes, leverage (i.e., any expenses incurred in connection with borrowings made by the Fund), interest (including interest incurred in connection with bank and custody overdrafts), any fees and expenses related to portfolio holdings (including brokerage commissions and other transactional expenses), dividends or interest on short positions, acquired fund fees and expenses, extraordinary and non-routine expenses such as litigation expenses, or the compensation of the Fund’s independent trustees, including lead independent trustee compensation.

“Managed Assets” means the total assets of the Fund, including the assets attributable to the proceeds from financial leverage (including through the issuance of preferred shares or the issuance of senior securities representing indebtedness), minus liabilities, other than liabilities related to any financial leverage.

2.       NO REIMBURSEMENT OF FEES AND EXPENSES. The Adviser does not have the right to receive reimbursement of any excess payments paid by it pursuant to Paragraph 1 of this Agreement.

3.       TERM. This Agreement shall become effective as of the date first written above, and shall continue for an initial term ending on December 2, 2026 (the “Initial Term”). After the Initial Term, this Agreement may continue in effect thereafter for additional periods of one year, or such other period as may be agreed upon by the Fund and the Adviser, so long as such continuation is approved at least annually by the Board of Trustees.

4.       TERMINATION. This Agreement may not be terminated by either party during the Initial Term. After the Initial Term, if continued as set forth in Section 3, above, this Agreement may be terminated at any time, and without payment of any penalty, by (i) the Board of Trustees of the Fund, upon sixty (60) days’ written notice to the Adviser; or (ii) by the Adviser, subject to the consent of the Board of Trustees of the Fund, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

5.       ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6.       SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder of this Agreement shall not be affected thereby.

7.       GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, provided, however, that nothing herein shall be construed in a manner that is inconsistent with the Investment Company Act of 1940, as amended (the “1940 Act”), the Investment Advisers Act of 1940, as amended, or the rules and regulations promulgated thereunder. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment management fee, the services fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement, the Services Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such agreement(s) or the 1940 Act.

8.       COUNTERPARTS; ELECTRONIC SIGNATURES. This Agreement may be executed in one or more counterparts and by exchange of original and/or electronic (PDF and/or DocuSign) signature pages, all of which shall be considered but one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, as of the day and year first above written.

MADISON COVERED CALL & EQUITY STRATEGY FUND	XA INVESTMENTS LLC

By:	By:
Name:	Name:
Title:	Title:

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